Exhibit 99.4

James Hardie Industries SE
ARBN 097 829 895
Incorporated in Ireland
Registration Number: 485719
The liability of members is limited

Second Floor, Europa House
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

Telephone: 353-1-411-6924
Fax: 353-1-479-1128
23 June 2010
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir
Annual General Meeting 2010
The annual general meeting of James Hardie Industries SE will be held in Dublin, Ireland, on Thursday, 12 August 2010.
The meeting will be simulcast in Sydney, Australia, on Thursday, 12 August 2010.
Further details of the venue and items of business will be in the Notice of Meetings to be sent to shareholders in July 2010.
Yours faithfully
/s/ Robert E Cox
Robert E Cox
Company Secretary